Exhibit 99.1
Maxeon Solar Technologies Announces the Appointment of a New Independent Director
SINGAPORE, September 20, 2023 -- Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN), a global leader in solar innovation and channels, today announced the appointment of David H. Li to its Board of Directors, effective September 15, 2023.

“It’s a privilege to welcome David to Maxeon’s Board. His valuable experience serving as a board director, his successful tenure as CEO of CMC Materials Inc., one of the world’s largest semiconductor materials companies, and his three decades of experience managing teams around the world, will be beneficial as Maxeon moves forward with its ambitious growth plans. I look forward to working closely with David to continue to ensure the company delivers a positive impact for our stakeholders, including our customers, our employees, our shareholders and the planet,” said Bill Mulligan, Chief Executive Officer of Maxeon Solar Technologies.

David Li has over 25 years of experience in the semiconductor industry. From 2015 to 2022 he was Chief Executive Officer, President, and a Board Member of CMC Materials, a leading global supplier of specialty materials focused on the semiconductor and energy industries with over $1 billion USD in revenues. During his tenure, he drove record financial performance and shareholder return. The company was ultimately acquired by Entegris for approximately $6 billion USD in 2021. Previously, Mr. Li served as Vice President Asia Pacific Region and also held various leadership positions at CMC Materials. Mr. Li also sits on the Board of Coorstek, a company which specializes in the manufacture of high-performance ceramics for advanced applications. David Li is a fluent Mandarin Chinese speaker.

Don Colvin, chairman of Maxeon’s Board, said, "We are delighted to welcome David to Maxeon at this important time for the company. He is an accomplished and experienced executive whose proven track record as CEO of a Nasdaq-listed company and in the semi-conductor industry will complement the Board’s existing set of experience and skills. His addition will be a great asset to Maxeon as the company continues to execute on its global growth strategy focused on enhancing value for all its shareholders."

“Maxeon is in a unique position to accelerate innovation in solar photovoltaic technology," said Mr. Li. "It's a privilege to contribute leadership and business guidance to a company whose purpose of Powering Positive Change aligns so much with my own outlook. I look forward to supporting Maxeon's ongoing growth and success as a global solar leader.”

For more on the Maxeon's Board of directors, click here.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-plus-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive Change™ visit us at www.maxeon.com, on LinkedIn and on Twitter @maxeonsolar.

Exhibit 99.1

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding the timing and the company's expectations of success in its expansion strategy in existing and in new markets. These forward-looking statements can be identified by terminology such as "will," "delivers," "enhance," and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time, including our Form 20-F, particularly under the heading "Item 3.D. Risk Factors." Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.
© 2023 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

Investor Contact:
Robert Lahey
Robert.Lahey@maxeon.com
Mobile: +1 (202) 2461-872

Media Contact:
Anna Porta
Anna.Porta@maxeon.com
Mobile: +39 345 7706205